UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TransAtlantic Petroleum Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G89982113

(CUSIP Number)

KMF Investments Partners, LP

Jonathon Fite

3110 Montecito Drive

Denton, Texas 76205

(817) 690-5876

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G89982113

1	NAME OF REPORTING PERSON KMF Investments Partners, LP (26-1691655)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUSANT TO ITEMS 2(d) OR (2)(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,170,664
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,170,664
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,170,664
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.61%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Jonathon Fite
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUSANT TO ITEMS 2(d) OR (2)(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 108,197
	8	SHARED VOTING POWER 6,170,664
	9	SOLE DISPOSITIVE POWER 108,197
	10	SHARED DISPOSITIVE POWER 6,170,664

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,278,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.76%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

Common Shares (the “Common Shares” or the “Shares”) of TransAtlantic Petroleum Ltd. (the “Issuer”) located at 16803 Dallas Parkway, Addison, Texas 75001.

Item 2. Identity and Background

This statement is filed jointly on behalf of KMF Investments Partners, LP (“KMF Investments”) and Jonathon Fite (collectively, the “Reporting Persons”) with respect to the Shares of the Issuer beneficially owned by them pursuant to Rule 13d-3.

A.	KMF INVESTMENTS

(a-c) KMF Investments Partners, LP, is a Delaware limited partnership located at 3110 Montecito Drive, Denton, Texas 76205. KMF Investments is a private investment fund.

(d) No criminal convictions.

(e) KMF Investments was not a party to a civil proceeding of a judicial or administrative body or competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

B.	JONATHON FITE

(a) Jonathon Fite

(b) 3110 Montecito Drive, Denton, Texas 76205

(c) Managing member of the general partner of KMF Investments.

(d) No criminal convictions.

(e) Jonathon Fite was not a party to a civil proceeding of a judicial or administrative body or competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America

Item 3. Source and Amount of Funds or Other Consideration

Personal funds, not loans, were used.

Item 4. Purpose of Transaction

Contribution Agreement

On August 7, 2020, immediately prior to but contingent upon the execution of the Merger Agreement (defined below), the holders of the Series A Preferred Stock (the “Series A Holders) of TransAtlantic Petroleum Ltd., (the “Issuer”) and TAT Holdco LLC, a Texas limited liability company (“Parent”) entered into a Contribution Agreement, whereby the Series A Holders (including each Reporting Person) each agreed to contribute, directly or indirectly, all of their Preferred Stock to Parent in exchange for Series A Membership Interests of the Parent, in each case, effective upon and contingent upon the consummation of the Merger (defined below) (the “Contribution”).

The foregoing description of the Contribution Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Contribution Agreement, a copy of which is filed as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference in its entirety into this Item 4.

Agreement and Plan of Merger

On August 7, 2020, the Issuer, Parent and TAT Merger Sub LLC, a Texas limited liability company and wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Issuer will merge with and into the Merger Sub (the “Merger”), with Merger Sub continuing as the surviving entity and wholly-owned subsidiary of Parent.

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger, each share of common stock of Issuer, par value US$0.10 (“Common Stock”) issued and outstanding immediately prior to the effective time of the Merger shall be converted automatically into the right to receive US$0.13 in cash and without interest.

The completion of the Merger is subject to certain customary closing conditions, including: (i) receipt of approval of the Merger Agreement by written consent of 75% of the holders of Common Stock and 75% of the holders of stock of Issuer designated as the “12.0% Series A Convertible Redeemable Preferred Shares”, par value $0.01 (“Preferred Stock”); (ii) the absence of any governmental order prohibiting the consummation of the Merger or other transactions contemplated by the Merger Agreement, including the Merger; and (iii) receipt of all consents, approvals and other authorizations of any governmental entity or any third person required to consummate the Merger and other transactions contemplated by the Merger Agreement.

Parent, Merger Sub and the Issuer have made customary representations, warranties and covenants in the Merger Agreement. Subject to certain exceptions, Parent, Merger Sub and Issuer have agreed, among other things, to covenants relating to the conducts of their business during the interim period between the execution of the Merger Agreement and the consummation of the Merger including, but not limited to, (i) limitations regarding assumption of indebtedness, modifications to material contracts and issuance of dividends, (ii) entertaining or entering into acquisitions with third parties, and (iii) filing Rule 13E-3 transaction statements.

The Merger Agreement further contains termination rights that may be exercised by the Parent and Merger Sub, or the Issuer, as applicable, including in the event that (i) Parent, Merger Sub and Issuer agree by mutual written consent to terminate the Merger Agreement, (ii) the Merger is not consummated within 180 days of execution of the Merger Agreement, (iii) any law promulgated by a governmental authority prohibits the consummation of the Merger, (iv) an order from a governmental authority restrains, enjoins or otherwise prohibits consummation of the Merger, and such order has become final and non-appealable.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Merger Agreement, a copy of which is filed as Exhibit 2.1 of the issuer’s Form 8-K, filed with the Commission on August 10, 2020.

Transaction Agreement

On August 7, 2020, immediately prior to but contingent upon the execution of the Merger Agreement, the Series A Holders and Parent, entered into the Agreement (the “Transaction Agreement”), pursuant to which, among other things, subject to the terms and conditions therein, the Series A Holders agreed to vote, consent or execute a written consent, covering all of the Preferred Shares and all Common Stock, whether currently owned or subsequently acquired by them (the “Covered Shares”), approving the Merger, the Merger Agreement and any other matters necessary for consummation of the Merger and the other transactions contemplated by the Merger Agreement, and waiving any appraisal or rights to dissent in connection with the Merger.

The Transaction Agreement also generally prohibits the Series A Holders from transferring the Covered Shares. The Transaction Agreement terminates upon the written agreement of the parties to the Transaction Agreement or on March 31, 2021.

The foregoing description of the Transaction Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Transaction Agreement, a copy of which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer

(a)	KMF Investments Partners, LP

(1)	Amount beneficially owned by the Adviser: 6,170,664 (1)

(2)	Percent: 8.61%(2)

Jonathon Fite

(1)	Amount beneficially owned by Jonathon Fite: 6,278,861(3)

(2)	Percent: 8.76%(2)

(b)	KMF Investments Partners, LP

(1)	Sole power to vote or to direct the vote: 6,170,664

(2)	Shared power to vote or direct the vote: 0

(3)	Sole power to dispose or to direct the disposition of: 6,170,664

(4)	Shared power to dispose or to direct the disposition of: 0

Jonathon Fite

(1)	Sole power to vote or to direct the vote: 108,197

(2)	Shared power to vote or direct the vote: 6,170,664

(3)	Sole power to dispose or to direct the disposition of: 108,197

(4)	Shared power to dispose or to direct the disposition of: 6,170,664

(c)	KMF Investments Partners

The Common Shares owned includes 423,381 shares of common stock issued as a dividend on the 100,000 shares of 12% Series A Convertible Redeemable Preferred Shares of the Issuer held by the KMF Investments Partners on July 30, 2020.

(1)

The Shares represent 3,103,146 Common Shares of the Issuer beneficially owned by the Reporting Person set forth above, plus 3,065,518 Common Shares of the Issuer that the Reporting Person has the right to acquire within 60 days by way of conversion of the Series A Preferred Shares.

(2)

Based on 68,586,290 Common Shares of the Issuer outstanding as of July 30, 2020, increased by 3,065,518 Common Shares that the Reporting Person has the right to acquire by way of conversion of the Series A Preferred Shares, totaling 71,651,808 Common Shares.

(3)

Jonathon Fite acts as the managing member of KMF Investments Advisors, LLC, the general partner of KMF Investments. He owns 108,197 Shares directly, and, acting as the managing member, may be deemed to have the power to vote the Shares or direct the disposition of the Shares held by KMF Investments. By reason of the provisions of Rule 13d-3 of the Exchange Act, Jonathon Fite may be deemed to beneficially own all of the Shares (constituting approximately 8.76% of the Issuer’s Common Shares outstanding).

The shares represent 3,103,146 Common Shares of the Issuer beneficially owned by the Reporting Person set forth above, plus 108,197 Common Shares owned by Jonathon Fite, plus 3,065,518 Common Shares of the issuer that may be acquired within 60 days by way of conversion of the Series A Preferred Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above, which information is incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Contribution Agreement, dated as of August 7, 2020

Exhibit 99.2	Transaction Agreement, dated as of August 7, 2020

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2020

KMF INVESTMENTS PARTNERS, LP

By: KMF Investments Advisors, LLC, its general partner

By:	/s/ Jonathon Fite

Name:	Jonathon Fite

Title:	Managing Member

JONATHON FITE

By:	/s/ Jonathon Fite

Name:	Jonathon Fite

Title:	Authorized Signatory